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                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549




                                     SCHEDULE 13D

                               (Amendment No.        )*


                              Netserv Communications Inc.
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                                   (Name of Issuer)


                                    Common Stock
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                           (Title of Class of Securities)


                                    64116L 10 0
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                                   (CUSIP Number)

                                Jeannine du Coudray
                           c/o Netserv Communications Inc.
                                 16 Victoria Avenue
                  Bretton Hall, Port of Spain, Trinidad, West Indies
                                   (868) 623-2882
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                 November 18, 1999
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               (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. / /

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                            (Continued on following pages)

                                 (Page 1 of  4 Pages)


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     (1)   The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this coverage page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                          SCHEDULE 13D

CUSIP No.  64116L 10 0                       Page   2   of    4   Pages
          ------------                            -----     -----
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 1   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Jeannine du Coudray

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  / /
                                                            (b)  / /
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                / /
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Trinidad and Tobago
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NUMBER OF         7    SOLE VOTING POWER
SHARES                 160,000
BENEFICIALLY      8    SHARED VOTING POWER
OWNED BY               0
EACH              9    SOLE DISPOSITIVE POWER
REPORTING              160,000
PERSON WITH      10    SHARED DISPOSITIVE POWER
                       0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     160,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                             / /

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.88% (1)
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14   TYPE OF REPORTING PERSON*

     IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Calculated based upon the 8,500,000 outstanding shares of Common Stock of the Issuer on November 18, 1999.


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ITEM 1. Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock") issued by Netserv Communications Inc., an Indiana corporation (the "Company"), whose principal executive offices are located at 16 Victoria Avenue, Bretton Hall, Port of Spain, Trinidad, West Indies.

ITEM 2. Identity and Background.

        This statement is filed by Jeannine du Coudray, an individual whose business address is c/o Netserv Communications Inc., 16 Victoria Avenue, Bretton Hall, Port of Spain, Trinidad, West Indies. Ms. du Coudray became the President, Chairwoman and Director of the Company when Netserv Caribbean Limited merged into the Company on November 18, 1999. Prior to the merger, Ms. du Coudray was the President, Chairwoman and Director of Netserv Caribbean Limited since her appointment in November 1998. Prior thereto in 1998 Ms. du Coudray was a Senior Legal Officer at the Ministry of Legal Affairs,
Company's Registry of Trinidad and Tobago but the year previously, in 1997, she worked both on her own in Chambers as well as with the Bank of Nova Scotia as a Senior Trust Officer. She is an expert in the Caribbean Telecommunication Legislation ans as a result spearheads the Company's acquisition of additional ISP Assets.


       The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        The Reporting Person is a Trinidad and Tobago citizen.

ITEM 3. Source and Amount of Funds or Other Considerations.

        The shares were issued to the Reporting Person who was the President, Chairwoman and Director of Netserv Caribbean Limited which was merged into the Company in November 1999 and the Company subsequently changed its name to Netserv Communications Inc. As a result of a Stock Exchange Agreement each share of common stock of Netserv Caribbean Limited was converted into 0.766 common shares of the Company.

ITEM 4, Purpose of Transaction.

        The purpose of the transaction in the stock is for the control of the Company. The Reporting Person may make purchases of Common Stock from time to time and may acquire or dispose of any or all of the shares of Common Stock held by him at any time. The Reporting Person has no plans or proposals which relate to, or could result in any of the matters referred to in Paragraphs
(b) through (j), of Item 4 of Schedule 13D.

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ITEM 5. Interest in Securities of the Issuer.

        As of the date hereof, the Reporting Person beneficially owns 160,000 shares of the Company's Common Stock, comprising approximately 1.88% of the shares outstanding. The percentage used herein is calculated based upon the 8,500,000 shares of Common Stock of the Company stated by the Company as issued and outstanding as of November 18, 1999, as stated in Form 8-K dated November 18, 1999. The Reporting Person has sole voting power and sole dispositive powers of 160,000 shares. The Reporting Person has not effected any other transaction in the shares of the Common Stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None.

ITEM 7. Materials to be Filed as Exhibits.

        None.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2000
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                          /s/ Jeannine du Coudray
                            ----------------
                            Jeannine du Coudray